

Mail Stop 3561

December 19, 2006

Mr. Donald E. Steen
Chairman of the Board and Chief Executive Officer
Ameripath, Inc.
7111 Fairview Drive, Suite 400
Palm Beach Gardens, FL 33418

>   **Re: Ameripath, Inc.**
>   **Response letter dated September 14, 2006**
>   **File No. 333-17065**

Dear Mr. Steen:

        We have reviewed your letter dated September 14, 2005 and have the following comments. Where indicated, we think you should further revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

December 31, 2005 Form 10-K
Item 7 – Management's Discussion and Analysis, page 21

1.   Please clarify in your proposed disclosure, regarding prior comment #2, what criteria the company uses to determine that accounts receivable are "deemed to be uncollectible", third party accounts receivable "exceed the payor's timely filing limits", and that "all collection efforts have occurred" for private pay patients.

2.   Please expand your proposed disclosures regarding prior comment 3 to address the other primary reasons for reduction in your provision for doubtful accounts receivable from 2004 to 2005.

3.   In addition, please separately tell us how your recognize revenues from CPC fees. Page 6 of the text indicates that each of the fees is typically a de minimus amount billed directly to the insurance carrier or the patient and may frequently go unpaid.

Item 9A, Controls and Procedures, page 41

4.   Please clarify in your proposed disclosure regarding prior comment # 10 when the material weakness began. In the first sentence you state that Ernst & Young identified one deficiency during the course of their audit of the financial statements for calendar year ended December 31, 2005. However, in the fourth sentence you indicate that the matter was identified during the audit of the financial statements for the calendar year ended December 31, 2004.

Form 8-K/A1 filed April 12, 2006
Exhibit 99.2
Pro Form Adjustments, page 7

5.   Please further explain the basis for pro forma adjustment (k). It is not clear how the removal of costs included in the historical operations of the acquiree meets the objectives of Article 11 of Regulation S-X. Alternatively, revise to remove the adjustment and consider disclosing the amount and specific nature of these costs in a footnote.

6.   We have reviewed your response to prior comment 13 and continue to believe that compensation costs incurred during the prior year, as shown in pro forma adjustment (l) should not be eliminated unless they are directly attributable to the acquisition transaction and expected to have a continuing impact, which does not appear to be the case. See section 210.11-02(b)(6) of Regulation S-X. Please revise.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys all of your responses to our comments, including prior comments, and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 or Terence O'Brien, Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies